Mail Stop 4561

October 21, 2008

VIA U.S. MAIL AND FAX (973) 443-0609
Mr. Shuo (Steven) Lou
Chief Financial Officer, Chief Accounting Officer and Executive VP
China Properties Developments, Inc.
89 Chang'an Middle Rd.
Yangming International Tower, Flrs 26/27
Xi'an, China

Re: China Properties Developments, Inc.
        File No. 000-50637
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008
        Form 10-Q for the Quarterly Period Ended
        June 30, 2008

Dear Mr. Lou:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Notes to Financial Statements

Note 2 – Significant Accounting Policies

J – Revenue Recognition, page F-9

1.   Please explain to us, and expand your disclosure to discuss, the specific criteria
        the Company must meet in order to recognize revenues from the sales of
        condominium units and office spaces. Cite the relevant accounting literature the
        Company relied upon to develop it's policy in your response.

Note 3 – Related Party Transaction

A – Advances to Officers and Employees, page F-11

2.   We note that the Company's policy is to defer recognition of expenses related to
        advances to officers and employees until projects are completed. Explain to us
        how you are able to ensure that the related expenses are recognized in the
        appropriate period. Cite any relevant accounting literature in your response.

Note 4 – Inventoried Real Estate Project Costs, page F-13

3.   We note that the majority of inventoried real estate project costs relate to the
        Yangming Building. Explain to us how you have applied the guidance in
        paragraphs 30 through 33 of SFAS 144 in determining it would be appropriate to
        classify this asset as held for sale. Specifically explain to us how you have
        applied the guidance in paragraph 30d of SFAS 144 given that the project was
        completed in October 2005.

Form 10-Q for the quarterly period ended June 30, 2008

Note 13 – Business Combination, page 20

4.   Explain to us, in detail, how you have accounted for the acquisition of the Shaanxi
        Xin Yuan Real Estate Co. To the extent you have accounted for the acquisition as
        a reorganization of entities under common control, explain to us the common
        control relationship that existed prior to and after the transaction. Reference is
        made to EITF 02-5.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief